Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Announces Database Lock for Pivotal Phase III SIMPADICO Trial

in Peripheral Arterial Disease

Toronto, Ontario (January 4, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, today announced that database lock for the pivotal phase III SIMPADICO trial of its Celacade™ technology in peripheral arterial disease has been completed. A meeting of the independent Steering Committee for the SIMPADICO trial is expected to take place early next month to analyze and interpret the data.

“We are pleased to have completed database lock for SIMPADICO and are looking forward to reporting the first results from this trial following the completion of data analysis by the Steering Committee,” commented Dr. Jay Kleiman, Chief Medical Officer and Head of Cardiovascular Development for Vasogen. “SIMPADICO represents one of the largest clinical trials ever conducted with a novel anti-inflammatory strategy targeting intermittent claudication and is the first of two pivotal phase III studies designed to further assess the impact of our Celacade technology on pathological mechanisms not currently addressed in cardiovascular disease.”

The 550-patient pivotal phase III SIMPADICO trial is further investigating the use of Vasogen’s Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The SIMPADICO trial is designed to support regulatory approval in North America and commercialization in North America and Europe. The primary endpoint of the SIMPADICO study is the change in maximum walking distance at six months; an endpoint recognized by the FDA and other regulatory authorities for approving new treatments for intermittent claudication. The study is also designed to investigate the impact of Celacade on additional clinical endpoints, including peripheral arterial disease and cardiovascular-related events, as well as quality of life.

About Peripheral Arterial Disease

Peripheral arterial disease is a serious condition of impaired blood flow to the lower extremities resulting from atherosclerosis. It is well established that inflammatory pathways are implicated in the development and progression of atherosclerosis. The disease often leads to reduced mobility and a marked impairment in the ability to undertake the basic activities of daily independent living. It is estimated that in the United States alone, peripheral arterial disease affects approximately seven million people, with related healthcare costs exceeding $10 billion annually. The condition is associated with a

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high level of morbidity, and an estimated 30% of patients diagnosed with peripheral arterial disease will die within five years. Patients with peripheral arterial disease often experience intermittent claudication (pain on walking), a symptom associated with a six-fold increase in risk of death from cardiovascular disease. Currently, there are limited effective pharmacological therapies available for the treatment of intermittent claudication, and there is a need for a more effective treatment option.

About Vasogen

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in the final stages of two pivotal phase III clinical trials designed to support regulatory approval in North America and commercialization in North America and Europe. The 550-patient phase III SIMPADICO trial, which was closed out early in August 2005, is a 50-center North American study designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The 2,400-patient phase III ACCLAIM trial, which is completing final patient assessments, is a 176 center international study designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.